UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


FORM 10-SB


GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
OR 12(g) OF THE SECURITIES ACT OF 1934


MEZZANINE INVESTMENT CORPORATION
(Exact name of Registrant as specified in charter)


     NEVADA                                  33-0874810
State or other jurisdiction of               I.R.S. Employer I.D. No.
incorporation or organization


1516 BROOKHOLLOW DRIVE, SUITE D, SANTA ANA, CA          92705
(Address of principal executive offices)               (Zip Code)

Issuer's telephone number, including area code:  (714) 430-9209


Securities to be registered pursuant to Section 12(b) of the Act:

                                  Name of each exchange on which
     Title of each class          each class is to be registered
     None                                       N/A


Securities to be registered pursuant to Section 12(g) of the Act:

     Title of each class
     Common Stock
     Par Value $.001

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

History and Organization

     Mezzanine Investment Corporation (the "Company") was incorporated under the laws of the State of Nevada on August 19, 1999. The Company has conducted no activities since its inception except in connection with the filing of this registration statement.

Business

     Upon completion of this registration statement, the Company intends to seek potential business acquisitions or opportunities to enter into in an effort to commence business operations. The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and participating in a business opportunity.

     The Company's Board of Directors, which consists of a single individual, Eric Chess Bronk, shall make the initial determination whether to complete any such venture; however, the Board of Directors intends to submit final approval of any proposed transaction to the shareholders. In connection with such approval by the shareholders, the Company intends to provide disclosure documentation to its shareholders as required under Section 14 of the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

     The selection of a business opportunity in which to participate is complex and risky. Additionally, as the Company has only limited resources available to it, it may be difficult to find good opportunities. There can be no assurance that the Company will be able to identify and acquire any business opportunity based on management's business judgement.

     The Company has not communicated with any other entity with respect to any potential merger or acquisition transaction, and management has determined to file this Registration Statement on a voluntary basis before seeking a business venture. Management believes that being a reporting company may increase the likelihood that existing business ventures may be willing to negotiate with the Company. The Company also intends to seek quotation of its common stock on the OTC Bulletin Board following such a transaction. In order to have stock quoted on the OTC Bulletin Board, a company must be subject to the reporting requirements of the 1934 Act, either by virtue of filing a registration statement on Form 10 or Form 10-SB, or by filing a registration statement under the 1933 Act. The Company anticipates that it would voluntarily file periodic reports with the Securities and Exchange Commission, in the event its obligation to file such reports is terminated under the Securities Exchange Act of 1934, if the common stock of the Company were quoted on the OTC Bulletin Board.

     In connection with the application for quotation of the Company's common stock on the OTC Bulletin Board, management intends following an acquisition of a business venture to seek a broker-dealer to become the initial market maker for the Company's common stock and to submit the application to the OTC Bulletin Board. There have been no preliminary discussions or understandings between the Company, or anyone acting on its behalf, and any market maker regarding such application or the participation of any such market maker in the future trading market for the Company's common stock. Management intends to contact broker-dealers who make markets in Bulletin Board companies until one agrees to make the application. There is no assurance that the Company will be successful in locating such a broker-dealer, or that the application, if submitted, would be approved. The Company does not intend to use outside consultants to obtain market makers. In addition, the Company does not intend to use any of its shareholders to obtain market makers.

    Management intends to consider a number of factors prior to making any decision as to whether to participate in any specific business endeavor, none of which may be determinative or provide any assurance of success. These may include, but will not be limited to an analysis of the quality of the entity's management personnel; the anticipated acceptability of any new products or marketing concepts; the merit of technological changes; its present financial condition, projected growth potential and available technical, financial and managerial resources; its working capital, history of operations and future prospects; the nature of its present and expected competition; the quality and experience of its management services and the depth of its management; its potential for further research, development or exploration; risk factors specifically related to its business operations; its potential for growth, expansion and profit; the perceived public recognition or acceptance of its products, services, trademarks and name identification; and numerous other factors which are difficult, if not impossible, to properly or accurately analyze, let alone describe or identify, without referring to specific objective criteria.

      Regardless, the results of operations of any specific entity may not necessarily be indicative of what may occur in the future, by reason of changing market strategies, plant or product expansion, changes in product emphasis, future management personnel and changes in innumerable other factors. Further, in the case of a new business venture or one that is in a research and development stage, the risks will be substantial, and there will be no objective criteria to examine the effectiveness or the abilities of its management or its business objectives. Also, a firm market for its products or services may yet need to be established, and with no past track record, the profitability of any such entity will be unproven and cannot be predicted with any certainty.

     Management will attempt to meet personally with management and key personnel of the entity sponsoring any business opportunity afforded to the Company, visit and inspect material facilities, obtain independent analysis or verification of information provided and gathered, check references of management and key personnel and conduct other reasonably prudent measures calculated to ensure a reasonably thorough review of any particular business opportunity; however, due to time constraints of management, these activities may be limited.

     The Company is unable to predict the time as to when and if it may actually participate in any specific business endeavor. The Company anticipates that proposed business ventures will be made available to it through personal contacts of directors, executive officers and stockholders, professional advisors, broker dealers in securities, venture capital personnel, members of the financial community, attorneys and others who may present unsolicited proposals. In certain cases, the Company may agree to pay a finder's fee or to otherwise compensate the persons who submit a potential business endeavor in which the Company eventually participates. Such persons may include the Company's directors, executive officers, beneficial owners or their affiliates. In this event, such fees may become a factor in negotiations regarding a potential acquisition and, accordingly, may present a conflict of interest for such individuals.

     The Company's directors and executive officers have not used any particular consultants, advisors or finders on a regular basis.

     Although the Company has not identified any potential acquisition target, the possibility exists that the Company may acquire or merge with a business or company in which the Company's executive officers, directors, beneficial owners or their affiliates may have an ownership interest. Current Company policy does not prohibit such transactions. Because no such transaction is currently contemplated, it is impossible to estimate the potential pecuniary benefits to these persons.

     Although it currently has no plans to do so, depending on the nature and extent of services rendered, the Company may compensate members of management in the future for services that they may perform for the Company. Because the Company currently has extremely limited resources, and is unlikely to have any significant resources until it has completed a merger or acquisition, management expects that any such compensation would take the form of an issuance of the Company's stock to these persons; this would have the effect of further diluting the holdings of the Company's other stockholders.
However, due to the minimal amount of time devoted to management by any person other than the Company's current director and executive officer, there are no preliminary agreements or understandings with respect to management compensation. Although it is not prohibited by statute or its Articles of Incorporation, the Company has no plans to borrow funds and use the proceeds to make payment to its management, promoters or affiliates.

     Further, substantial fees are often paid in connection with the completion of these types of acquisitions, reorganizations or mergers, ranging from a small amount to as much as $250,000. These fees are usually divided among promoters or founders, after deduction of legal, accounting and other related expenses, and it is not unusual for a portion of these fees to be paid to members of management or to principal stockholders as consideration for their agreement to retire a portion of the shares of common stock owned by them. However, management does not presently anticipate actively negotiating or otherwise consenting to the purchase of all or any portion of its common stock as a condition to, or in connection with, a proposed merger or acquisition.

In the event that such fees are paid, they may become a factor in negotiations regarding any potential acquisition by the Company and, accordingly, may present a conflict of interest for such individuals.

     Neither the Company's present director, executive officer or promoters, nor their affiliates or associates, has had any negotiations with any representatives of the owners of any business or company regarding the possibility of an acquisition or merger transaction with the Company. Nor are there any present plans, proposals, arrangements or understandings with any such persons regarding the possibility of any acquisition or merger involving the Company.

     The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company has no specific business and may acquire or participate in a business opportunity based on the decision of management, subject to the approval of the Company's shareholders. The risks faced by the Company are further increased as a result of its lack of resources and its inability to provide a prospective business opportunity with significant capital.

     The Company has had no employees since its inception and does not intend to employ anyone in the future, unless its present business operations were to change. The Company is not paying salaries or other forms of compensation to its present officer and director for his time and effort. Unless otherwise agreed to by the Company, the Company does intend to reimburse its officers and directors for out-of-pocket expenses.

ITEM 2.  MANAGEMENT'S PLAN OF OPERATION

     The Company is a development stage company. Since its inception, the Company has had no operations. The Company was organized for the purpose of engaging in any lawful activity permitted under Nevada state law; however, the Company does not have any significant cash or other material assets, nor does it have an established source of revenues sufficient to cover operating costs and to allow it to continue as a going concern. The Company intends to take advantage of any reasonable business proposal presented which management believes will provide the Company and its stockholders with a viable business opportunity. The board of directors will make the final approval in determining whether to complete any acquisition, and, unless required by applicable law, the articles of incorporation, or the bylaws, or by contract, stockholders' approval will not be sought.

     The original shareholders contributed a total of $25,383 as capital contributions for stock of the Company and Mezzanine Capital Ltd. loaned $4,617 to the Company for operating expenses. See "Item 7. Certain Relationships and Related Transactions."

     The investigation of specific business opportunities and the negotiation, drafting, and execution of relevant agreements, disclosure documents, and other instruments will require substantial management time and attention and will require the Company to incur costs for payment of accountants, attorneys, and others. If a decision is made not to participate in or complete the acquisition of a specific business opportunity, the costs incurred in a related investigation will not be recoverable. Further, even if an agreement is reached for the participation in a specific business opportunity by way of investment or otherwise, the failure to consummate the particular transaction may result in a the loss to the Company of all related costs incurred.

     Currently, management is not able to determine the time or resources that will be necessary to locate and acquire or merge with a business prospect. There is no assurance that the Company will be able to acquire an interest in any such prospects, products, or opportunities that may exist or that any activity of the Company, regardless of the completion of any transaction, will be profitable. If and when the Company locates a business opportunity, management of the Company will give consideration to the dollar amount of that entity's profitable operations and the adequacy of its working capital in determining the terms and conditions under which the Company would consummate such an acquisition. Potential business opportunities, no matter which form they may take, will most likely result in substantial dilution for the Company's shareholders due to the likely issuance of stock to acquire such an opportunity.

ITEM 3.  DESCRIPTION OF PROPERTY

     Since inception the Company's administrative offices, consisting of approximately 1,500 square feet of office space, have been located at 1516 Brookhollow Drive, Suite D, Santa Ana, California, which are the offices of Xtranet Systems Inc., a corporation affiliated with Eric Chess Bronk, the president and sole director of the Company. The office space is furnished at no cost to the Company by Mr. Bronk and Xtranet Systems, Inc.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information furnished by current management concerning the ownership of common stock of the Company as of October 4, 1999, of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Common Stock; (ii) all directors and executive officers; and (iii) directors and executive officers of the Company as a group:

                               Amount and Nature
Name and Address               of Beneficial
of Beneficial Owner            Ownership (1)               Percent of Class

Eric C. Bronk                      6,000(2)                    18.18%
3857 Birch St., #606
Newport Beach, CA 92660

Mezzanine Capital, Ltd             3,000(2)                     9.09%
Clarendon House
2 Church St.
Hamilton, Bermuda HM DX

Baldwin Securities                 3,000                        9.09%
2-5 Old Bond St., #3C
London, England W1X 3TB

Verde Investments Limited          3,000                        9.09%
Villa Athene, Broadway, Mill Hill
London, England NW7 3TB

Fleming Securities                 2,883                        8.74%
Suites 1601-1603
32 Hollywood Rd.
Hong Kong

Joe Glenn                          3,000                        9.09%
3104 E. Camelback Rd., #527
Phoenix, AZ 85016

Starling Securities Ltd.           3,000                        9.09%
Sovereign House
St. Johns, Isle of Man 1MA 2AJ

Carl Suter                         3,000                        9.09%
6765 E. Kentucky Ave.
Anaheim, CA 92807

William D. Yotty                   3,000                        9.09%
1110 West Kettleman, #48
Lodi, CA 95240

Jason Daggett                      3,000                        9.09%
2895 Pacific Coast Highway
Suite 210
Malibu, CA 90265

Executive Officers and
Directors as a Group
(1 Person)                         6,000                       18.18%

     (1) Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power.
     (2) Of the shares beneficially owned by Mr. Bronk, 3,000 are owned directly by Mezzanine Capital Ltd, a company of which Mr. Bronk is the president and chairman. While Mr. Bronk disclaims any interest in these shares, he is deemed to share beneficial ownership of such shares with this entity.

     The Company is seeking potential business acquisitions or opportunities. (See "Item 1. Description of Business.") It is likely that such a transaction would result in a change of control of the Company, by virtue of issuing a controlling number of shares in the transaction, change of management, or otherwise.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

     The following table sets forth as of October 4, 1999, the name, age, and position of the sole executive officer and director of the Company and the term of office of such director:

     Name                     Age     Position(s)               Director Since

     Eric Chess Bronk         53      Director, President &     August 1999
                                      Secretary/Treasurer

     Directors are elected for a term of one year and until their successors are elected and qualified. Annual meetings of the stockholders, for the selection of directors to succeed those whose terms expire, are to be held at such time each year as designated by the Board of Directors. The Board of Directors has not selected a date for the next annual meeting of shareholders. Officers of the Company are elected by the Board of Directors, which is required to consider that subject at its first meeting after every annual meeting of stockholders. Each officer holds his office until his successor is elected and qualified or until his earlier resignation or removal.

     Set forth below is certain biographical information regarding the Company's current sole executive officer and director:

     ERIC CHESS BRONK has been the chairman and president of Mezzanine Capital Ltd., a closed-end investment company, since August 1997. From April 1997 until August 10, 1997, he was the president of Xtranet Systems, Inc., a credit card processing and risk management company, and from October 21, 1997, to June 1. 1999, he was the secretary of such entity. From June 1998 to the present, Mr. Bronk has been the President of Mezzanine Associates, LLC, a California limited liability company engaged in corporate investor relations services. From September 1995 until August 23, 1996, he was the president, and from August 23, 1996 to December 1, 1996, he was the chief operating officer, of Satellite Control Technologies, Inc. (See "Other Public Shell Activities" below.) From 1972 to the present Mr Bronk has been a practicing attorney, licensed to practice law in the State of California and in Washington, D.C. Mr. Bronk received his bachelor of arts degree in 1967 from Penn State University, and he received his law degree in 1972 from America University, Washington College of Law. Mr. Bronk was the President of Bruston Corp. which filed for protection under the U.S. Bankruptcy Code in 1991. The action was dismissed in 1996.

     Management devotes only nominal time to the activities of the Company. If the Company is able to locate a suitable new business venture, it is anticipated that Mr. Bronk will devote substantially all of his time to completing the acquisition.

Other Public Shell Activities

     Mr. Bronk has been involved as a director or executive officer of other companies that may be deemed to be "blank check" companies, but has not been involved in any blank check public offerings.

     The information set forth below is provided for the companies for which Mr. Bronk has served as a director, executive officer, or consultant, and which have completed a reorganization or merger, the consideration received in connection with each reorganization, and his involvement with the company after the reorganization. In each instance, Mr. Bronk was involved solely with the private company which acquired the publicly held shell company prior to the reverse acquisition.

     1. PageStar, Inc., a Nevada corporation ("PageStar"). Mr. Bronk was a director of PageStar from September 26, 1995 to January 6, 1997; he was the president from September 1995 to August 29, 1996; and was the chief operating officer from August 23, 1996 to December 1, 1996. In 1995 PageStar (originally known as Westland Resources, Inc., a Utah corporation) acquired a business engaged in providing electronic paging services. The reorganization was completed on September 26, 1995, and PageStar changed its domicile to the State of Nevada. Of the 15,000,000 shares issued in the reorganization, Mr. Bronk received 4,400,000. PageStar subsequently reverse split its shares one-for-five effective October 13, 1995. On or about August 30, 1996, PageStar acquired Satellite Control Technologies, Inc. ("SCT") and changed its business to focus on marketing electronic remote control wireless switching devises owned by SCT. PageStar also changed its name to Satellite Technologies, Inc. Mr. Bronk was the president and chief operating officer of SAT at the time of the acquisition and received no compensation or other remuneration in the acquisition of SCT. Mr. Bronk has no knowledge of PageStar's current operations or financial condition since he left the company. On November 24, 1998, a class action suit was filed in Los Angeles Superior Court (Case No. BC190882) by Joseph A. Nigro, as a representative of a class of shareholders of PageStar, against PageStar, Eric Chess Bronk, and others. The complaint alleges that PageStar released public information from approximately October 1996 until September 1997, containing material misstatements about its business. Mr. Bronk has denied all of the allegations against him.

     2. Xtranet Systems, Inc., a Nevada corporation ("Xtranet"). The reorganization was completed on October 22, 1997. Mr. Bronk was the chairman of Xtranet at the time of the reorganization. He received no additional compensation in connection with the reorganization, but maintained his stock in the company. According to the most recent annual report of Xtranet for the year ended December 31, 1998, Xtranet had revenues of $298,557 for such year and provides credit card procession and risk management services. From April 1997 until August 10, 1997, he was the president of Xtranet, and from October 21, 1997, until June 1, 1999, he was the secretary of such entity.

ITEM 6.  EXECUTIVE COMPENSATION

     There has been no compensation awarded to, earned by, or paid to any of the executive officers of the Company since its inception. However, Mr. Bronk, the sole officer and director of the Company, received 3,000 shares of restricted stock of the Company for services rendered in connection with the organization of the Company.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In connection with the organization of the Company, Eric Chess Bronk, the sole officer and director of the Company, received 3,000 shares for services rendered by Mr. Bronk to the Company.

     On September 29, 1999, Mezzanine Capital Ltd., a corporation of which Mr. Bronk is the president and chairman, loaned $4,617.00 to the Company. The promissory note bears 10% interest per annum and is due on or before September 28, 2000.

     The Company received capital contributions of $25,383 from the initial shareholders for 25,383 shares. These funds were paid to the Company by Mezzanine Capital Ltd. on behalf of itself for 3,000 shares and such other shareholders, each of whom executed a one year promissory note to Mezzanine Capital Ltd. for such capital contribution. Fleming Securities, Baldwin Securities, and Starling Securities Ltd. have repaid such notes in full.

ITEM 8.  DESCRIPTION OF SECURITIES

     The Company has authorized 100,000,000 shares of common stock, par value $.001 per share (the "Common Stock"). As of October 4, 1999, the Company had outstanding 33,000 shares of Common Stock. All Common Shares are equal to each other with respect to voting, and dividend rights, and, are equal to each other with respect to liquidation rights. Special meetings of the shareholders may be called by the Chairman, the Board of Directors, President, the chief executive officer, or the holders of not less than one-tenth of all the shares entitled to vote at the meeting. Holders of shares of Common Stock are entitled to one vote at any meeting of the shareholders for each share of Common Stock they own as of the record date fixed by the Board of Directors. At any meeting of shareholders, a majority of the outstanding shares of Common Stock entitled to vote, represented in person or by proxy, constitutes a quorum. A vote of the majority of the shares of Common Stock represented at a meeting will govern, even if this is substantially less than a majority of the shares of Common Stock outstanding. Holders of shares are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro rata in a distribution of assets available for such a distribution to shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any shares. Reference is made to the Articles of Incorporation and Bylaws of the Company as well as to the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of shares. The shares of the Company do not have cumulative voting rights, which means that the holders of more than fifty percent of the shares of Common Stock voting for election of directors may elect all the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent will not be able to elect directors.


PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS'S
COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

     There is no established trading market for the common stock of the Company.

     None of the common shares are subject to outstanding options or warrants. Of the 33,000 outstanding common shares, all are subject to Rule 144 under the Securities Act and would not be available for resale pursuant to such rule until at least September 2000.

     Since its inception, the Company has not paid any dividends on its common stock and the Company does not anticipate that it will pay dividends in the foreseeable future.

     At October 4, 1999, the Company had 12 shareholders of record. The Company has appointed Interwest Transfer Company, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, UT 84117, to act as its transfer agent.

ITEM 2.  LEGAL PROCEEDINGS

     No legal proceedings are reportable pursuant to this item.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

     No change in accountant is reportable pursuant to this item.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES

     On September 29, 1999, the Company issued 25,383 shares of its common stock at a cash offering price of $1.00 per share to Joe Glenn (3,000 shares), Baldwin Securities (3,000 shares), Verde Investments Limited (3,000 shares), Fleming Securities (2,883 shares), George Mariscal (1,500 shares), Mezzanine Capital Ltd. (3,000 shares), Starling Securities Ltd. (3,000 shares), William
D. Yotty (3,000 shares), and Jason Daggett (3,000 shares). Also on September 29, 1999, the Company issued 3,000 shares each to Eric Chess Bronk and Carl Suter, for services rendered in connection with the organization of the Company. The shares were issued without registration under the Securities Act of 1933, as amended, by reason of the exemption from registration afforded by the provisions of Section 4(2) thereof, as a transaction by an issuer not involving any public offering, the recipient of the securities having delivered appropriate investment representations to the Company with respect thereto and having consented to the imposition of restrictive legends upon the certificates evidencing such securities. No underwriting discounts or commissions were paid in connection with such issuance.

     On September 29, 1999, the Company issued 1,617 shares of its common stock to Ronald N. Vance, Attorney at Law, for legal services provided to the Company in connection with this registration statement. The shares were issued without registration under the Securities Act of 1933, as amended, by reason of the exemption from registration afforded by the provisions of
Section 4(2) thereof, as a transaction by an issuer not involving any public offering, the recipient of the securities having delivered appropriate investment representations to the Company with respect thereto and having consented to the imposition of restrictive legends upon the certificates evidencing such securities. No underwriting discounts or commissions were paid in connection with such issuance.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Nevada law expressly authorizes a Nevada corporation to indemnify its directors, officers, employees, and agents against liabilities arising out of such persons' conduct as directors, officers, employees, or agents if they acted in good faith, in a manner they reasonably believed to be in or not opposed to the best interests of the company, and, in the case of criminal proceedings, if they had no reasonable cause to believe their conduct was unlawful. Generally, indemnification for such persons is mandatory if such person was successful, on the merits or otherwise, in the defense of any such proceeding, or in the defense of any claim, issue, or matter in the proceeding. In addition, as provided in the articles of incorporation, bylaws, or an agreement, the corporation may pay for or reimburse the reasonable expenses incurred by such a person who is a party to a proceeding in advance of final disposition if such person furnishes to the corporation an undertaking to repay such expenses if it is ultimately determined that he did not meet the requirements. In order to provide indemnification, unless ordered by a court, the corporation must determine that the person meets the requirements for indemnification. Such determination must be made by a majority of disinterested directors; by independent legal counsel; or by a majority of the shareholders.

     The Eighth Article of the Articles of Incorporation and Article VI of the bylaws of the Company provide that the corporation shall indemnify its directors, officers, agents and other persons to the full extent permitted by the laws of the State of Nevada. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers, controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

PART F/S

     Financial Statements.  The following financial statements are included in
                            this statement:                               Page
     Report of Auditor                                                     F-1
     Balance Sheet as of September 30, 1999                                F-2
     Statements of Operations for the period from inception to
      September 30, 1999                                                   F-3
     Statement of Stockholders' Equity from inception to
      September 30, 1999                                                   F-4
     Statements of Cash Flows for the period from inception to
      September 30, 1999                                                   F-5
     Notes to Financial Statements                                         F-6

PART III

     Items 1 and 2.     Index to Exhibits and Description of Exhibits.  The
following exhibits are included as part of this statement:

Exhibit No.          Description                                        Page

   2.1               Articles of Incorporation filed August 19, 1999     23

   2.2               Current Bylaws                                      25

   4.1               Form of Common Stock Certificate                    37

   10.1              Promissory Note dated September 29, 1999            39

   12.1              Consent of Auditor                                  39


SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amended registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Mezzanine Investment Corporation

Date: October 15, 1999             By /s/ Eric Chess Bronk, President,
                                          Chief Financial& Principal Accounting
                                          Officer

Mezzanine Investment Corporation
(a Development Stage Company)
Financial Statements
September 30, 1999

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Mezzanine Investment Corporation
Salt Lake City, Utah

We have audited the accompanying balance sheet of Mezzanine Investment Corporation (a Nevada Corporation)(Development Stage Company) as of September 30, 1999 and the related statements of operations, stockholders' equity, and cash flows for the period August 19, 1999 (inception) to September 30, 1999. These financial statements are the responsibility of the management of Mezzanine Investment Corporation. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mezzanine Investment Corporation as of September 30, 1999, and the results of their operations and cash flows for the period August 19, 1999 (inception) to September 30, 1999 in conformity with generally accepted accounting principles.

/s/ Crouch Bierwolf & Chisholm

October 11, 1999

Mezzanine Investment Corporation
(a Development Stage Company)
Balance Sheet

Assets
                                                         September 30,
                                                             1999

Current assets
   Cash                                              $     30,000
      Total Current Assets                                 30,000

Other assets
   Organization costs (Note 7)                              1,617

      Total Assets                                   $     31,617

Liabilities and Stockholders' Equity

Current Liabilities
   Notes payable related party (Note 6)              $      4,617
       Total Current Liabilities                            4,617

Stockholders' Equity
   Common Stock, 100,000,000 authorized
     shares of $.001 par value, 33,000 shares
     issued and outstanding                                    33
   Additional Paid in Capital                              32,967
   Retained Deficit during the Development Stage           (6,000)

       Total Stockholders' Equity                          27,000


Total Liabilities and Stockholders' Equity           $     31,617


The accompanying notes are an integral part of these financial statements

Mezzanine Investment Corporation
(a Development Stage Company)
Statement of Operations
For the period August 19, 1999 (Inception)
(Beginning of Development Stage) through September 30, 1999



Sales                                                     $     -

Expenses:
   General & Administrative                                   6,000

          Total Expenses                                      6,000

Net Loss from Operations                                     (6,000)

Net (Loss)                                                $  (6,000)

Net Loss Per Share                                        $   (0.18)

Weighted average shares outstanding                          33,000


The accompanying notes are an integral part of these financial statements

Mezzanine Investment Corporation
(a Development Stage Company)
Statement of Stockholders' Equity
For the period August 19, 1999 (Inception)
(Beginning of Development Stage) through September 30, 1999

                                                                     Retained
                                                                     Deficit
                                                       Additional    During the
                                  Common Stock           Paid-in     Development
                               Shares      Amount        Capital     Stage



Balance, August 19, 1999     $     -        $     -     $     -     $     -

Shares issued for cash at
$1 per share                     25,383            25        25,358       -

Shares issued for services
at $1 per share                   7,617             8         7,609       -

Net loss September 30, 1999        -              -           -        (6,000)

Balance, September 30, 1999      33,000     $   v  33   $    32,967  $ (6,000)


     The accompanying notes are an integral part of these financial statements

Mezzanine Investment Corporation
(a Development Stage Company)
Statement of Cash Flows
For the period August 19, 1999 (Inception)
(Beginning of Development Stage) through September 30, 1999


Cash Flows from Operating Activities

     Net loss                                            $     (6,000)
     Items not requiring cash:
          Stock issued for services                             6,000
          Net Cash Flows from Operating Activities

Cash Flows from Financing Activities

     Cash from loans                                            4,617
     Cash from stock sales                                     25,383
          Net Cash from Financing Activities                   30,000

Net Change in cash                                             30,000

Cash, beginning of period                                        -

Cash, end of period                                      $     30,000

Supplemental Cash Flow Information
   Cash Paid For:
       Interest                                          $       -
       Taxes                                             $       -

The accompanying notes are an integral part of these financial statements

Mezzanine Investment Corporation
(a Development Stage Company)
Notes to The  Financial Statements
September 30, 1999

NOTE 1 - BACKGROUND AND HISTORY

Mezzanine Investment Corporation (the Company) was organized on August 19, 1999 in the state of Nevada for the purpose of conducting any type of business. The Company has yet to identify its specific business purpose.

NOTE 2 - CASH AND CASH EQUIVALENTS

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with an original maturity of three months or less to be equivalents.

NOTE 3 - STOCK TRANSACTIONS

In its initial act as a corporation, the Company issued 33,000 shares of stock; 25,383 for cash at $1 per share, 6,000 shares for services from the organizers/officers/directors of the company and 1,617 shares of stock for legal work to organize the Company. The stock issued for services was valued at $1, the same value as the common stock that was sold for cash.

NOTE 4 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. In these financial statements, assets, liabilities and earnings involve extensive reliance on management's estimates. Actual results could differ from those estimates.

NOTE 5 - INCOME TAXES

The Company will adopt Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" in the fiscal year ended December 31, 1999.

Statement of Financial Accounting Standards No. 109 " Accounting for Income Taxes" requires an asset and liability approach for financial accounting and reporting for income tax purposes. This statement recognizes (a) the amount of taxes payable or refundable for the current year and (b) deferred tax liabilities and assets for future tax consequences of events that have been recognized in the financial statements or tax returns.
F-6 Mezzanine Investment Corporation
(a Development Stage Company)
Notes to The  Financial Statements
September 30, 1999

NOTE 5 - CONTINUED

The Company has yet to complete a full year of activity and no income tax accrual or benefit has been accrued for the current period. The current operating loss through September 30, 1999 may be used to offset future income if the Company becomes profitable.

NOTE 6 - NOTES PAYABLE - RELATED PARTY

As start up operating capital for the Company, a loan for $4,617 was taken out
from a corporation at a rate of 10% interest, due in one year.   The loan is
unsecured. The corporation giving the loan is also a shareholder of the Company.

NOTE 7 - ORGANIZATION COSTS

Organization costs will be amortized over 60 months.


EXHIBIT 2.1
ARTICLES OF INCORPORATION
of
Mezzanine Investment Corporation

     I, the person hereinafter named as incorporator, for the purpose of associating to establish a corporation, under the provisions and subject to the requirements of Title 7, Chapter 78 of Nevada Revised Statutes, and the acts amendatory thereof, and hereinafter sometimes referred to as the General Corporation Law of the State of Nevada, do hereby adopt and make the following Articles of Incorporation:

     FIRST:     The name of the corporation (hereinafter called the
corporation) is Mezzanine Investment Corporation.

     SECOND:     The name of the corporation's resident agent in the State of
Nevada is CSC Services of Nevada, Inc., and the street address of the said resident agent where process may be served on the corporation is 502 East John Street, Carson City 89706. The mailing address and the street address of the said resident agent are identical.

     THIRD:     The number of shares the corporation is authorized to issue is
100,000,000, all of which are of a par value of one tenth of a cent ($0.001) each. All of said shares are of one class and are designated as Common Stock.

     No holder of any of the shares of any class of the corporation shall be entitled as of right to subscribe for, purchase, or otherwise acquire any shares of any class of the corporation which the corporation proposes to issue or any rights or options which the corporation proposes to grant for the purchase of shares of any class of the corporation or for the purchase of any shares, bonds, securities, or obligations of the corporation which are convertible into or exchangeable for, or which carry any rights, to subscribe for, purchase, or otherwise acquire shares of any class of the corporation; and any and all of such shares, bonds, securities, or obligations of the corporation, whether now or hereafter authorized or created, may be issued, or may be reissued or transferred if the same have been reacquired and have treasury status, and any and all of such rights and options may be granted by the Board of Directors to such persons, firms, corporations, and associations, and for such lawful consideration, and on such terms, as the Board of Directors in its discretion may determine, without first offering the same, or any thereof, to any said holder.

     FOURTH:     The governing board of the corporation shall be styled as a
"Board of Directors", and any member of said Board shall be styled as a "Director."

     The number of members constituting the first Board of Directors of the corporation is one; and the name and the post office box or street address, either residence or business, of each said members are as follows:

          NAME                          ADDRESS
          Eric C. Bronk                 3857 Birch Street, #606
                                        Newport Beach, CA  92660

     The number of directors of the corporation may be increased or decreased in the manner provided in the Bylaws of the corporation, provided, that the number of directors shall never be less than one. In the interim between elections of directors by Stockholders entitled to vote, all vacancies, including vacancies caused by an increase in the number of directors and including vacancies resulting from the removal of directors by the stockholders entitled to vote which are not filled by said stockholders, may be filled by the remaining directors, though less than a quorum.

     FIFTH:     The name and the post office box or street address, either resident or business, of the incorporator signing these Articles of Incorporation are as follows:

          NAME                         ADDRESS
          Eric C. Bronk                3857 Birch Street, #606
                                       Newport Beach, CA  92660

     SIXTH:     The corporation shall have perpetual existence.

     SEVENTH:     The personal liability of the directors of the corporation is hereby eliminated to the fullest extent permitted by the General Corporation Law of the State of Nevada as the same may be amended and supplemented.

     EIGHTH:     The corporation shall, to the fullest extent permitted by the
General Corporation Law of the State of Nevada, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Law from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Law, and the indemnification provided herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person.

     NINTH: The nature of the business of the corporation and the objects or the purposes to be transacted, promoted, or carried on by it are as follows, provided that the corporation may engage in any other lawful activity:

     The corporation may engage in any lawful activity.

     TENTH: The corporation reserves the right to amend, alter, change, or repeal any provision contained in these Articles of Incorporation in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

     IN WITNESS WHEREOF, I do hereby execute these Articles of Incorporation on August 11, 1999.
                                   /s/ Eric C. Bronk, Incorporator

STATE OF California     )
                        )   SS.:
COUNTY OF Orange        )

     On this 12th day of August, 1999, personally appeared before me, a Notary Public in and for the State and County aforesaid, Eric C. Bronk, known to me by the person described in and who executed the foregoing Articles of Incorporation, and who acknowledged to me that he executed the same freely and voluntarily and for the uses and purposes therein mentioned.

     WITNESS my hand and official seal, the day and year first written above.

                                   /s/ Robinson Ranier
                                       Notary Public

EXHIBIT 2.2
MEZZANINE INVESTMENT CORPORATION

BYLAWS

ARTICLE I--OFFICES

Section 1.1  Office

     The principal office of the corporation within the State of Nevada shall be located at such place as shall be designated by the Board of Directors.

Section 1.2  Other Offices

     The corporation may also have such other offices, either within or without the State of Nevada, as the Board of Directors may from time to time determine or the business of the corporation may require.

ARTICLE II--STOCKHOLDERS

Section 2.1  Annual Meeting

     An annual meeting of the stockholders, for the selection of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at a location and at such time each year as designated by the Board of Directors.

Section 2.2  Special Meetings

     Special meetings of the stockholders, for any purpose or purposes prescribed in the notice of the meeting, may be called by the Chairman, the Board of Directors, the President, the chief executive officer, or the holders of not less than one-tenth of all the shares entitled to vote at the meeting, and shall be held at such place, on such date, and at such time as they or he shall fix.

Section 2.3  Notice of Meetings

     Written notice of the place, date and time of all meetings of the stockholders shall be given, not less than ten (10) nor more than sixty (60) days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the laws of the State of Nevada or the Articles of Incorporation).

     When a meeting is adjourned to another place, date or time, written notice need not be given of the adjourned meeting if the place, date and time thereof are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than thirty days after the date for which the meeting was originally noticed, or if a new record date is fixed for the adjourned meeting, written notice of the place, date, and time of the adjourned meeting shall be given in conformity herewith. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Section 2.4  Quorum

     At any meeting of the stockholders, the holders of a majority of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law.

     If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of the stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date or time.

     If a notice of any adjourned special meeting of stockholders is sent to all stockholders entitled to vote thereat, stating that it will be held with those present constituting a quorum, then except as otherwise required by law, those present at such adjourned meeting shall constitute a quorum, and all matters shall be determined by a majority of the votes cast at such meeting.

Section 2.5  Organization

     Such person as the Board of Directors may have designated or, in the absence of such a person, the highest ranking officer of the corporation who is present shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary of the corporation, the secretary of the meeting shall be such person as the chairman appoints.

Section 2.6  Conduct of Business

     The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him in order.

Section 2.7  Proxies and Voting

     At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing filed in accordance with the procedure established for the meeting.

     Each stockholder shall have one vote for every share of stock entitled to vote which is registered in his name on the record date for the meeting, except as otherwise provided herein or required by law.

     All voting, except on the election of directors and where otherwise required by law, may be by a voice vote; provided, however, that upon demand therefor by a stockholder entitled to vote or his proxy, a stock vote shall be taken. Every stock vote shall be taken by ballots, each of which shall state the name of the stockholder or proxy voting and such other information as may be required under the procedure established for the meeting. Every vote taken by ballots shall be counted by an inspector or inspectors appointed by the chairman of the meeting.

     If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater number or voting by class is required by law, the Articles of Incorporation, or these Bylaws.

Section 2.8  Stock List

     A complete list of stockholders entitled to vote at any meeting of stockholders, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in his name, shall be open to the examination of any such stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held.

     The stock list shall also be kept at the place of the meeting during the whole time thereof and shall be open to the examination of any such stockholder who is present. This list shall presumptively determine the identity of the stockholders entitled to vote at the meeting and the number of shares held by each of them.

Section 2.9  Participation in Meetings by Conference Telephone

     Any action, except the election of directors, which may be taken by the vote of the stockholders at a meeting, may be taken without a meeting if authorized by the written consent of stockholders holding at least a majority of the voting power; provided:

     (a) That if any greater proportion of voting power is required for such action at a meeting, then such greater proportion of written consents shall be required; and

     (b) That this general provision shall not supersede any specific provision for action by written consent required by law.

ARTICLE III--BOARD OF DIRECTORS

Section 3.1  Number and Term of Office

     The number of directors who shall constitute the whole board shall be such number not less than one (1) nor more than seven (7) as the Board of directors shall at the time have designated. Each director shall be selected for a term of one year and until his successor is elected and qualified, except as otherwise provided herein or required by law.

     Whenever the authorized number of directors is increased between annual meetings of the stockholders, a majority of the directors then in office shall have the power to elect such new directors for the balance of a term and until their successors are elected and qualified. Any decrease in the authorized number of directors shall not become effective until the expiration of the term of the directors then in office unless, at the time of such decrease, there shall be vacancies on the board which are being eliminated by the decrease.

Section 3.2  Vacancies

     If the office of any director becomes vacant by reason of death, resignation, disqualification, removal or other cause, a majority of the directors remaining in office, although less than a quorum, may elect a successor for the unexpired term and until his successor is elected and qualified.

Section 3.3  Regular Meetings

     Regular meetings of the Board of Directors shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required.

Section 3.4  Special Meetings

     Special meetings of the Board of Directors may be called by one-third of the directors then in office or by the chief executive officer and shall be held at such place, on such date and at such time as they or he shall fix. Notice of the place, date and time of each such special meeting shall be given by each director by whom it is not waived by mailing written notice not less than three days before the meeting or by telegraphing the same not less than eighteen hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 3.5  Quorum

     At any meeting of the Board of Directors, a majority of the total number of the whole board shall constitute a quorum for all purposes. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date or time, without further notice or waiver thereof.

Section 3.6  Participation in Meetings by Conference Telephone

     Members of the Board of Directors or of any committee thereof, may participate in a meeting of such board or committee by means of conference telephone or similar communications equipment that enables all persons participating in the meting to hear each other. Such participation shall constitute presence in person at such meeting.

Section 3.7  Conduct of Business

     At any meeting of the Board of Directors, business shall be transacted in such order and manner as the board may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided herein or required by law. Action may be taken by the Board of Directors without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors.

Section 3.8  Powers

     The Board of Directors may, except as otherwise required by law, exercise all such powers and do all such acts and things as may be exercised or done by the corporation, including, without limiting the generality of the foregoing, the unqualified power:

     (a)     To declare dividends from time to time in accordance with law;

     (b) To purchase or otherwise acquire any property, rights or privileges on such terms as it shall determine;

     (c) To authorize the creation, making and issuance, in such form as it may determine, of written obligations of every kind, negotiable or non-negotiable, secured or unsecured, and to do all things necessary in connection therewith;

     (d) To remove any officer of the corporation with or without cause, and from time to time to devolve the powers and duties of any officer upon any other person for the time being;

     (e) To confer upon any officer of the corporation the power to appoint, remove and suspend subordinate officers and agents;

     (f) To adopt from time to time such stock option, stock purchase, bonus or other compensation plans for directors, officers and agents of the corporation and its subsidiaries as it may determine;

     (g) To adopt from time to time such insurance, retirement and other benefit plans for directors, officers and agents of the corporation and its subsidiaries as it may determine; and

     (h) To adopt from time to time regulations, not inconsistent with these Bylaws, for the management of the corporation's business and affairs.

Section 3.9  Compensation of Directors

     Directors, as such, may receive, pursuant to resolution of the Board of Directors, fixed fees and other compensation for their services as directors, including, without limitation, their services as members of committees of the directors.

Section 3.10  Loans

     The corporation shall not lend money to or use its credit to assist its officers, directors or other control persons without authorization in the particular case by the stockholders, but may lend money to and use its credit to assist any employee, excluding such officers, directors or other control persons of the corporation or of a subsidiary, if such loan or assistance benefits the corporation.

ARTICLE IV--COMMITTEES

Section 4.1  Committees of the Board of Directors

     The Board of Directors, by a vote of a majority of the whole board, may from time to time designate committees of the board, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the board and shall, for those committees and any other provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternative members who may replace any absent or disqualified member at any meeting of the committee. Any committee so designated may exercise the power and authority of the Board of Directors to declare a dividend or to authorize the issuance of stock if the resolution which designates the committee or a supplemental resolution of the Board of Directors shall so provide. In the absence or disqualification of any member of any committee and any alternate member in his place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

Section 4.2  Conduct of Business

     Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. Adequate provision shall be made for notice to members of all meetings; a majority of the members shall constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing, and the writing or writings are filed with the minutes of the proceedings of such committee.

ARTICLE V--OFFICERS

Section 5.1  Generally

     The officers of the corporation shall consist of a president, one or more vice-presidents, a secretary, a treasurer and such other subordinate officers as may from time to time be appointed by the Board of Directors. The corporation may also have a chairman of the board who shall be elected by the Board of Directors and who shall be an officer of the corporation. Officers shall be elected by the Board of Directors, which shall consider that subject at its first meeting after every annual meeting of stockholders. Each officer shall hold his office until his successor is elected and qualified or until his earlier resignation or removal. Any number of offices may be held by the same person, except that the offices of president and secretary shall not be held by the same person.

Section 5.2 Chairman of the Board

     The chairman of the board shall, subject to the direction of the Board of Directors, perform such executive, supervisory, and management functions and duties as may be assigned to him from time to time by the Board of Directors. He shall, if present, preside at all meetings of the stockholders and of the Board of Directors.

Section 5.3  President

     The president shall be the chief executive officer of the corporation. Subject to the provisions of these Bylaws and to the direction of the Board of Directors, he shall have the responsibility for the general management and control of the affairs and business of the corporation and shall perform all duties and have all powers which are commonly incident to the office of chief executive or which are delegated to him by the Board of Directors. He shall have power to signa all stock certificates, contracts and other instruments of the corporation which are authorized. He shall have general supervision and direction of all of the other officers and agents of the corporation. He shall, when present, and in the absence of a chairman of the board of directors, preside at all meetings of the shareholders and of the Board of Directors.

Section 5.4  Vice-President

     Each vice-president shall perform such duties as the Board of Directors shall prescribe. In the absence or disability of the President, the vice-president who has served in such capacity for the longest time shall perform the duties and exercise the powers of the president.

Section 5.5  Treasurer

     The treasurer shall have the custody of the monies and securities of the corporation and shall keep regular books of account. He shall make such disbursements of the funds of the corporation as are proper and shall render from time to time an account of all such transactions and of the financial condition of the corporation.

Section 5.6  Secretary

     The secretary shall issue all authorized notices from, and shall keep minutes of, all meetings of the stockholders and the Board of Directors. He shall have charge of the corporate books.

Section 5.7  Delegation of Authority

     The Board of Directors may, from time to time, delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 5.8  Removal

     Any officer of the corporation may be removed at any time, with or without cause, by the Board of Directors.

Section 5.9  Action with Respect to Securities of Other Corporation

     Unless otherwise directed by the Board of Directors, the president shall have power to vote and otherwise act on behalf of the corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which this corporation may hold securities and otherwise to exercise any and all rights and powers which this corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE VI--INDEMNIFICATION OF DIRECTORS,
OFFICERS AND OTHERS

Section 6.1  Generally

     The corporation shall indemnify its officers, directors, and agents to the fullest extent permitted under Nevada law.

Section 6.2  Expenses

     To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Section 6.1 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided in Section 6.3 of this Article upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

Section 6.3  Determination by Board of Directors

     Any indemnification under Section 6.1 of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Nevada law.

Section 6.4  Not Exclusive of Other Rights

     The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any bylaw, agreement, vote of shareholders or interested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

Section 6.5  Insurance

     The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

     The corporation's indemnity of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be reduced by any amounts such person may collect as indemnification (i) under any policy of insurance purchased and maintained on his behalf by the corporation or (ii) from such other corporation, partnership, joint venture, trust or other enterprise.

Section 6.6  Violation of Law

     Nothing contained in this Article, or elsewhere in these Bylaws, shall operate to indemnify any director or officer if such indemnification is for any reason contrary to law, either as a matter of public policy, or under the provisions of the Federal Securities Act of 1933, the Securities Exchange Act of 1934, or any other applicable state or federal law.

Section 6.7  Coverage

     For the purposes of this Article, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such a constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

ARTICLE VII--STOCK

Section 7.1  Certificates of Stock

     Each stockholder shall be entitled to a certificate signed by, or in the name of the corporation by, the President or a Vice-president, and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, certifying the number of shares owned by him. Any of or all the signatures on the certificate may be facsimile.

Section 7.2  Transfers of Stock

     Transfers of stock shall be made only upon the transfer books of the corporation kept at an office of the corporation or by transfer agents designated to transfer shares of the stock of the corporation. Except where a certificate is issued in accordance with Section 7.4 of Article VII of these Bylaws, an outstanding certificate for the number of shares involved shall be surrendered for cancellation before a new certificate is issued therefor.

Section 7.3  Record Date

     The Board of Directors may fix a record date, which shall not be more than sixty (60) nor less than ten (10) days before the date of any meeting of stockholders, nor more than sixty (60) days prior to the time for the other action hereinafter described, as of which there shall be determined the stockholders who are entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof; to express consent to corporate action in writing without a meeting; to receive payment of any dividend or other distribution or allotment of any rights; or to exercise any rights with respect of any change, conversion or exchange of stock or with respect to any other lawful action.

Section 7.4  Lost, Stolen or Destroyed Certificates

     In the event of the loss, theft or destruction of any certificate of stock, another may be issued in its place pursuant to such regulations as the Board of Directors may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

Section 7.5  Regulations

     The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board of Directors may establish.
ARTICLE VIII--NOTICES

Section 8.1  Notices

     Whenever notice is required to be given to any stockholder, director, officer, or agent, such requirement shall not be construed to mean personal notice. Such notice may in every instance be effectively given by depositing a writing in a post office or letter box, in a postpaid, sealed wrapper, or by dispatching a prepaid telegram, addressed to such stockholder, director, officer, or agent at his or her address as the same appears on the books of the corporation. The time when such notice is dispatched shall be the time of the giving of the notice.

Section 8.2  Waivers

     A written waiver of any notice, signed by a stockholder, director, officer or agent, whether before or after the time of the event for which notice is given, shall be deemed equivalent to the notice required to be given to such stockholder, director, officer or agent. Neither the business nor the purpose of any meeting need be specified in such a waiver.

ARTICLE IX--MISCELLANEOUS

Section 9.1  Facsimile Signatures

     In addition to the provisions for the use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the corporation may be used whenever and as authorized by the Board of Directors of a committee thereof.

Section 9.2  Corporate Seal

     The Board of Directors may provide a suitable seal, containing the name of the corporation, which seal shall be in the charge of the secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the treasurer or by the assistant secretary or assistant treasurer.

Section 9.3  Reliance Upon Books, Reports and Records

     Each director, each member of any committee designated by the Board of Directors, and each officer of the corporation shall, in the performance of his duties, be fully protected in relying in good faith upon the books of account or other records of the corporation, including reports made to the corporation by any of its officers, by an independent certified public accountant, or by an appraiser selected with reasonable care.

Section 9.4  Fiscal Year

     The fiscal year of the corporation shall be as fixed by the Board of Directors.

Section 9.5  Time Periods

     In applying any of these Bylaws which require that an act be done or not done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded and the day of the event shall be included.

Section 9.6 Acquisition of Controlling Interest

     The provisions of NRS 78.378 to 78.3793, inclusive, shall not apply to this corporation.

ARTICLE X--AMENDMENTS

Section 10.1  Amendments

     These Bylaws may be amended or repealed by the Board of Directors at any meeting or by the stockholders at any meeting.

CERTIFICATE OF SECRETARY

KNOW ALL MEN BY THESE PRESENTS:

     That the undersigned does hereby certify that the undersigned is the secretary of Mezzanine Investment Corporation, a corporation duly organized and existing under and by virtue of the laws of the State of Nevada; that the above and foregoing Bylaws of said corporation were duly and regularly adopted as such by the Board of Directors by unanimous consent on the 29th day of September 1999; and that the above and foregoing Bylaws are now in full force and effect.

     Dated this 29th day of September 1999

    /s/ Eric Chess Bronk, Secretary

EXHIBIT 4.1
[Front of Certificate]
Not Valid Unless Countersigned by Transfer Agent
Incorporated Under the Laws of the State of NEVADA

Number                                                                  Shares
                           MEZZANINE INVESTMENT CORP.

Authorized Common Stock: 100,000,000 Shares
Par Value: $.001

This Certifies That

Is the Record Holder of

     Shares of MEZZANINE INVESTMENT CORP. Common Stock transferable on the book of the Corporation in person or by duly authorized attorney upon surrender of this Certificate properly endorsed. This Certificate is not valid until countersigned by the Transfer Agent and registered by the Registrar.

     Witness the facsimile seal of the Corporation and the facsimile signatures of its duly authorized officers.

Dated:

/s/ Lynn Carlson                              /s/ Eric Bronk
Secretary                                         Eric Bronk
Mezzanine Investment Corp.
Corporate
SEAL
Nevada

[Back of Certificate]
NOTICE:Signature must be guaranteed by a firm which is a member of a registered national stock exchange, or by a bank (other than a saving bank), or a trust company. The following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations.

TEN COM    as tenants     UNI GIFT MIN ACT . . . . . . . Custodian . . . . . . .
            in common
TEN ENT    as tenants                        (Cust)                    (Minor)
            by the entireties
JT TEN     as joint tenants with right of     under Uniform Gifts to Minors
            survivorship and not as           Act . . . . . . . . . . . . . . .
           tenants in common                              (State)

       Additional abbreviations may also be used though not in the above list.

     For Value Received,________________ Hereby sell, assign and transfer unto

Please insert social security or other
  identifying number of assignee

___________________________________________________________________________
(Please print or typewrite name and address, including zip code, of assignee)

_______________________________________________________ Shares of the capital stock represented by the within certificate, and do hereby irrevocably constitute and appoint ______________________________________________________
Attorney to transfer the said stock on the books of the within named Corporation with full power of substitution in the premises.

Dated

     Notice: The signature of this assignment must correspond with the name as written upon the face of the certificate in every particular without alteration or enlargement or any change whatever

EXHIBIT 10.1
PROMISSORY NOTE

$4,617.00
Santa Ana, California
September 29, 1999

     THE UNDERSIGNED promises to pay to the order of Mezzanine Capital Ltd. at 1516-D Brookhollow Drive, Santa Anna, CA 92705, or at such other place as the holder hereof may designate in writing, the sum of four thousand six hundred seventeen dollars ($4,617.00), with interest thereon at the rate of 10% per annum from the date hereof. Principal and interest shall be due and payable one year from the date hereof.

     Prepayment of this note may be made at any time without penalty.

     In the event of commencement of suit to enforce payment of this note, the undersigned agrees to pay such additional sum as attorney's fees as the court may adjudge reasonable.

     Mezzanine Investment Corporation

     By: /s/ Eric Chess Bronk, President

EXHIBIT 12.1
Crouch, Bierwolf & Chisholm
Certified Public Accountants
50 West Broadway, Suite 1130
Salt Lake City, Utah 84101
ACCOUNTANTS' CONSENT

     We hereby consent to the use of our audit report of Mezzanine Investment Corporation dated October 11, 1999 for the period ended September 30, 1999.

/s/ Crouch Bierwolf & Chisholm

October 21, 1999
Salt Lake City, Utah